Exhibit (a)(35)

EFiled: Feb 27 2012 3:15PM EST

Transaction ID 42732726

Case No. 7284-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

UNITED FOOD AND COMMERCIAL WORKERS	)
PENSION FUND OF NORTHEASTERN	)
PENNSYLVANIA, On Behalf of Itself and All Others	)
Similarly Situated,	)	C.A. No.
)
Plaintiff,	)
)
v.	)
)
ILLUMINA, INC., WILLIAM H. RASTETTER, JAY T.	)
FLATLEY, BLAINE BOWMAN, DANIEL M.	)
BRADBURY, KARIN EASTHAM, PAUL C. GRINT,	)
GERALD MOLLER, DAVID R. WALT, and ROY	)
WHITFIELD,	)
)
Defendants.	)
)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff United Food and Commercial Workers Pension Fund of Northeastern Pennsylvania (“Plaintiff”), on behalf of itself and all others similarly situated, by its attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Illumina, Inc. (“Illumina” or the “Company”) against the Company and certain officers and/or directors of Illumina (the “Board” or “Individual Defendants,” and together with Illumina, the “Defendants”), to enjoin Defendants from breaching their fiduciary duties in the proposed buyout of Illumina by Roche Holding AG (“Roche”) announced on January 25, 2012, whereby Roche would acquire all the outstanding shares of the Company for $44.50 per share in cash (the “Proposed Transaction”), or an aggregate of approximately $5.7 billion on a fully diluted basis.

2. This offer represents a 64% premium over Illumina’s stock price on December 21, 2011, the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher, a 61% premium over the one-month historical average and a 43% premium over the three-month historical average of Illumina’s share price, both as of December 21, 2011. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

3. This action arises as a result of the Individual Defendants’ refusal to engage in any meaningful negotiations or any substantive dialogue with Roche concerning the proposed acquisition of Illumina at a premium price.

4. Roche made an initial delivery of its proposal on December 13, 2011 and since then, reportedly made several attempts to engage the Company in a meaningful dialogue but the Company has refused to enter into substantive discussions or provide information that would allow Roche to potentially increase its offer price.

5. Rather than considering the premium being offered to shareholders, or negotiating for a mutually-agreeable higher bid, Defendants have rejected all efforts by Roche to engage in discussions and instead, promptly adopted a Stockholders Rights Plan, or “poison pill” (the “Rights Plan”), as a defense to the Proposed Transaction.

6. Having failed in its efforts to get Defendants to enter into a constructive dialogue for more than six weeks, Roche announced the Proposed Transaction on January 25, 2012 and launched the Tender Offer on January 27, 2012, which was originally scheduled to expire on February 24, 2012. Roche stated that it continues to prefer a negotiated transaction but that it had no choice other than to commence the Tender Offer. On February 27, 2012, Roche announced that it extended the Tender Offer to March 23, 2012.

7. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Illumina’s common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct. The Individual Defendants’ refusal to enter negotiations is not based on a good faith belief that the negotiations with Roche are not in the best interests of the Company or its shareholders, but rather, a desire to entrench themselves in their positions with the Company. By doing so, Defendants have deprived Illumina shareholders of substantial value in the form of an offer at a substantial premium.

8. The Individual Defendants’ actions are unreasonable, motivated purely by their own selfish interest in preserving their positions on the Board and constitute a breach of their fiduciary duties under Delaware law, subject to enhanced scrutiny by this Court.

PARTIES

9. Plaintiff currently holds shares of common stock of Illumina and has held such shares at all relevant times.

10. Defendant Illumina is a Delaware Corporation with its principal executive offices located at 5200 Research Place, San Diego, California 92122. Illumina is a leading developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function. Illumina is named herein as a necessary party in connection with equitable relief needed to address the actions the Individual Defendants committed in violation of their fiduciary duties to the Company’s public shareholders.

11. Defendant William H. Rastetter, (“Rastetter”) has been a member of the Board since 1998 and Chairman of the Board since January 2005. For serving as a director of the Company, Rastetter received total compensation for the fiscal year ended January 2, 2011 of $452,215.

12. Defendant Jay T. Flatley (“Flatley”) has been a member of the Board, President and Chief Executive Officer (“CEO”) since 1999. As a long-time officer and director of the Company, flatly was able to, and did upon information and belief, handpick the majority of the members of the Board. According to the Company’s Proxy Statement filed on Form 14A with the SEC on March 24, 2011, Flatley received total compensation of $6,608,974 for fiscal year ended January 2, 2011 for serving as a Company executive. Flatley is also a director of Helixis, Inc., (“Helixis”), a company which develops advanced nuclear analysis tools. In April 2010, Illumina acquired all of the outstanding capital stock of Helixis not already owned by the Company.

13. Defendant Blaine Bowman (“Bowman”) has been a member of the Board since January 2007. For serving as a director of the Company, Bowman received total compensation for the fiscal year ended January 2, 2011 of $425,215.

14. Defendant Daniel M. Bradbury (“Bradbury”) has been a member of the Board since January 2004. For serving as a director of the Company, Bradbury received total compensation for the fiscal year ended January 2, 2011 of $419,940.

15. Defendant Karin Eastham (“Eastham”) has been a member of the Board since July 2004. For serving as a director of the Company, Eastham received total compensation for the fiscal year ended January 2, 2011 of $459,293.

16. Defendant Paul C. Grint (“Grint”) has been a member of the Board since April 2005. For serving as a director of the Company, Grint received total compensation for the fiscal year ended January 2, 2011 of $443,727.

17. Defendant Gerald Moller, (“Moller”) has been a member of the Board since July 2010. For serving as a director of the Company, Moller received total compensation for the fiscal year ended January 2, 2011 of $763,003.

18. Defendant David R. Walt (“Walt”) has been a member of the Board since June 1998 and is one of the Company’s founders. Because of his position, Walt, along with Flatley, dominates and controls the Board, all of whom are beholden to Flatley and Walt for their positions. For serving as a director of the Company, Walt received total compensation for the fiscal year ended January 2, 2011 of $412,215. Walt is also the Robinson Professor of Chemistry at Tufts University (“Tufts”). In 1998, Tufts and Illumina entered into a license agreement in connection with patents filed by Walt pursuant to which Illumina pays royalties upon the commercial sale of such products under the license agreement. In 2010, Tufts received $592,000 in royalties that Tufts shared with Walt.

19. Defendant Roy Whitfield (“Whitfield”) has been a member of the Board since January 2007. For serving as a director of the Company, Whitfield received total compensation for the fiscal year ended January 2, 2011 of $448,727.

20. Defendants Rastetter, Flatley, Bowman, Bradbury, Eastham, Grint, Moller, Walt and Whitfield are collectively referred to hereinafter as the “Individual Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

21. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Illumina (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, and loyalty.

22. By virtue of their positions as directors and/or officers of Illumina, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Illumina to engage in the practices complained of herein.

23. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control or alternatively are presented with a possible transaction, such as the Proposed Transaction where shareholders could receive a substantial premium, the directors must take all steps reasonably required to maximize the value shareholders will receive and act in good faith to give full consideration to any proposal and shareholders’ interests rather than their own selfish interests. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Illumina, including their duties of loyalty, good faith, candor and independence, insofar as they, inter alia, are refusing, without any good faith basis, to consider the Proposed Transaction or any other value maximizing transaction and are instead motivated purely by their own selfish interest in preserving their positions on the Board.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action individually and on behalf of the Class pursuant to the Rules of this Court. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. As of October 2, 2011, Illumina had approximately 121 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

28. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b) whether the Individual Defendants are acting in furtherance of their own self-interests to the detriment of the Class;

(c) whether the Individual Defendants have fully disclosed all material information; and

(d) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	The Illumina Board Refuses To Negotiate With Roche

32. Illumina is a leading developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function. Illumina provides innovative sequencing and array-based solutions for genotyping, copy number variation analysis, methylation studies, gene expression profiling, and low-multiplex analysis of DNA, RNA and protein. The Company also provides tools and services that are fueling advances in consumer genomics and diagnostics. Illumina’s technology and products accelerate genetic analysis research and its application, paving the way for molecular medicine and ultimately transforming healthcare.

33. During the past six weeks, Roche has repeatedly tried to engage Illumina’s Board of Directors. On December 13, 2011, Roche’s Chairman and a member of Roche’s Board met with Illumina’s CEO and Chairman. During the meeting, Roche’s Chairman described Roche’s strategic interest in genetic sequencing solutions and stated that Roche would be interested in acquiring Illumina.

34. On December 21, 2011, Roche’s Chairman indicated to Illumina that Roche would be willing to consider a price of up to 50% over Illumina’s then-current share price of $26.71. Following Roche’s initial attempt at negotiating price with Illumina, a news story was published on Bloomberg the next day speculating about a transaction between the parties, which caused Illumina’s stock price to jump by 7%.

35. On December 28, 2011, Illumina’s CEO told Roche’s Chairman that Illumina would be unable to convene its Board until the end of January, but that the Board would consider the proposal at that time.

36. On January 3, 2012, Roche sent Illumina a private letter to formally propose an all-cash offer of $40.00 per share.

37. On January 9, 2012, Roche’s financial advisors spoke with Illumina’s financial advisor, and Roche’s financial advisors expressed Roche’s disappointment at the slow rate of progress.

38. On January 13, 2012, Roche’s financial advisors spoke with Illumina’s financial advisor. The parties discussed the recently concluded investor conference at which Illumina introduced an upgraded sequencing system and announced its preliminary fourth quarter results.

39. On January 17, 2012, Illumina convened a Board meeting at which the offer was rejected, and on January 18, 2012, it sent a letter to Roche to advise Roche that the Company was formally rejecting the $40.00 per share offer.

40. On January 25, 2012, Roche publicly announced the Proposed Transaction whereby it would acquire all outstanding shares of the Company for $44.50 per share in cash.

41. In immediate response to this news, the Company announced on January 26, 2012 that it was adopting a Shareholder Rights Plan, or “poison pill”. The poison pill is triggered when any person or entity acquires 15% or more of Illumina’s stock. The effect of the poison pill is that the Company can thwart any unwelcome overtures for the Company through the exercise of the Rights Plan, by making a takeover prohibitively expensive. The Rights Plan will not expire until January 26, 2017. The Company made the following announcement regarding the Rights Plan on January 26, 2012:

SAN DIEGO-(BUSINESS WIRE)—Jan. 26, 2012- Illumina, Inc. (NASDAQ: ILMN), a leading developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function (the “Company”), announced today that its Board of Directors (the “Board”) adopted a Rights Agreement, pursuant to which one preferred stock purchase right will be distributed as a dividend on each share of the Company’s common stock held of record as of the close of business on February 6, 2012 (the “Rights”). Initially, the Rights will be represented by the Company’s common stock certificates, or by the registration of uncertificated shares of common stock in the Company’s share register, and will not be exercisable.

The Rights Agreement, which is designed to deter coercive or otherwise unfair takeover tactics, was adopted in response to the announcement by Roche (RHHBY.PK) of its unsolicited acquisition proposal to acquire all of the outstanding shares of Illumina’s common stock for $44.50 per share in cash.

“Consistent with its fiduciary duties, the Illumina Board has taken this action to ensure that our stockholders receive fair treatment and protection in connection with any proposal or offer to acquire the Company, including the proposal announced by Roche, and to provide stockholders with adequate time to properly assess any such proposal or offer without undue pressure while also safeguarding their opportunity to realize the long-term value of their investment in the Company,” said Jay Flatley, Chief Executive Officer of Illumina.

Under the Rights Agreement, with certain exceptions, if any person or group becomes the beneficial owner of 15% or more of the Company’s common stock (which, as provided in the Rights Agreement, includes stock referenced in derivative transactions and securities), then each Right not beneficially owned by such beneficial owner will entitle its holder to purchase, at the Rights’ then-current exercise price, shares of the Company’s common stock having a market value of twice the Rights’ then-current exercise price. In addition, with certain exceptions, if, after any person or group has become a beneficial owner of 15% or more of the Company’s common stock, the Company becomes involved in a merger or other business combination, each Right will entitle its holder (other than such 15% or more beneficial owner) to purchase, at the Right’s then-current exercise price, common shares of the acquiring company having a value of twice the Rights’ then-current exercise price.

Further details about the Rights Agreement will be contained in a Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) by the Company.

42. The Rights Plan will cause substantial dilution to any group, such as Roche, attempting to acquire the Company without the Board’s approval. The Rights Plan is an anti-democratic and anti-competitive measure that under certain circumstances, serves to entrench Board and management, rather than allow shareholders to exercise their shareholder franchise.

43. In addition to adopting the poison pill, the Company’s staggered board provides another means by which the Individual Defendants may entrench themselves. Only roughly one third of the Company’s nine directors are up for election in any given year. Under the Company’s certificate of incorporation, its nine directors are divided into three classes. Each class is elected for a three year term. While the Company’s by-laws can be amended to eliminate or amend the staggered Board without Board consent, Roche would still face a considerable hurdle in that such an amendment requires the consent of 66.66% of all Illumina’s shareholders. The net effect is that Roche would in all likelihood have to wait at least two years and run two successive proxy contests to replace a majority of Illumina’s Board and attempt to redeem the Rights Plan, particularly since the Rights Plan does not expire for close to five years.

44. With these defensive measures in place, the Company has made it nearly impossible for Roche to acquire a majority of Illumina’s shares or take control of the Company’s Board, thereby foreclosing any opportunity to maximize shareholder value through an acquisition by Roche.

45. The Individual Defendants’ obdurate stance is all the more improper because the Company’s stock price was cut in half in 2011 as revenue slowed due to declining federal research budgets and as it dropped its earnings outlooks. Company shares dropped 58% in twelve months. The Company receives a third of its revenue from the National Institute of Health, which has been the victim of reduced government spending. Furthermore, most of the Company’s customers are scientists who are very dependent on grants that have been drying up in a poor economy.

46. Industry analysts and other observers believe that the Proposed Transaction makes good sense. For instance, Erik Gordon, a professor at the Ross School of Business at the University of Michigan in Ann Arbor, sees Roche and Illumina as a perfect fit. “On its own, Illumina will have trouble reaching the broader clinical markets for its devices and will remain dependent on the shaky government funded markets. As part of Roche, it quickly gets through the door at clinics worldwide.” Gordon was quoted in a Bloomberg article on January 26, 2012.

B.	The Proposed Transaction

47. On January 25, 2012, Roche publicly announced the Proposed Transaction. Roche’s President and CEO, Severin Schwan (“Schwan”), sent a letter to the Board expressing his disappointment with the continued refusal to enter substantive negotiations. Specifically, the letter to the Board stated:

While I appreciate the time you have taken to speak with me over the course of the last several weeks, the lack of any substantive progress in our efforts to negotiate a business combination between Illumina and Roche, and your January 18 letter confirming your board’s lack of interest in such a transaction, has led us to decide to publicly disclose our proposal to acquire all outstanding shares of Illumina at a price of $44.50 per share in cash. Accordingly, we will make this letter public simultaneously with my sending it to you.

Roche’s offer price of $44.50 per share in cash represents a substantial premium to Illumina’s unaffected market prices: a premium of 64% over Illumina’s closing stock price on December 21, 2011—the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher -a 61% premium over the one month historical average and a 43% premium over the three month historical average of Illumina’s share price, both as of December 21. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

This is a compelling offer and we are confident that your stockholders will find it extremely attractive. We hope that your board will now take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

We believe that our proposal presents a unique opportunity for Roche and Illumina and their respective stockholders and Roche believes that it is imperative to continue to pursue this matter. The price, with the large premium it represents, is a full and fair one. We have available cash on our balance sheet and borrowings under our credit facilities to complete the transaction and we therefore will not require a financing condition.

As I have expressed to you previously, we are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy within the Roche Diagnostics Division, and to maintain the Illumina brand. To that end, we intend to combine our existing 4/6 Roche Applied Science business with Illumina and move the business area’s headquarters to San Diego, California. We believe this approach should be attractive to your management and employees.

Roche has attempted to engage Illumina’s management and Board of Directors in a discussion on the merits of a business combination. Unfortunately, Illumina has been unwilling to engage in any meaningful dialogue on this matter. Therefore, while Roche continues to prefer a negotiated transaction with Illumina, Roche intends to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. Additionally, in view of your board’s response, we plan to nominate a slate of directors and make certain other proposals for the consideration of shareholders at Illumina’s 2012 annual meeting which, if adopted, would result in Roche-nominated directors comprising a majority of your board.

We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell LLP as legal counsel to assist in completing this transaction. If you are willing to fully engage with us, we and our advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you have. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly. If you are interested in discussing a possible negotiated transaction, please contact me as soon as possible.

48. On January 25, 2012, the Illumina Board of Directors announced that it would review the Proposed Transaction and advised shareholders to take no action at that time.

49. On January 26, 2012, the Company confirmed what had been obvious for some time, that it would reject the Proposed Transaction and instead of entering good faith negotiations, announced the adoption of its Rights Plan. While the Company has accused Roche of being “opportunistic,” the adoption of the Rights Plan makes it clear that the Company is unwilling to enter into constructive discussions that could maximize value for the Company’s shareholders.

50. On January 27, 2012, Roche announced that it had been left with no choice but to launch a tender offer for the Company. The terms of the tender offer reflect the terms of the Proposed Transaction with the offer originally set to expire at midnight on February 24, 2012 (the “Tender Offer”). Roche made clear that the Tender Offer is conditioned on, inter alia, the Board’s deactivation of the Rights Plan.

51. On February 7, 2012, Illumina announced that it had formally rejected the Proposed Transaction, stating that the proposal is “grossly inadequate,” opportunistic and undervalues the Company. The Company sought to characterize the offer as inadequate by stating that it earned $43.5 million in the fourth quarter on an adjusted basis, up 6.3% from the same time a year ago. However, as was pointed out by DealBook in The New York Times on February 7, 2011, “[t]hese figures exclude a number of accounting charges including the Company’s move to new headquarters and factor in convertible debt and certain options. On the basis of generally accepted accounting principles, Illumina’s quarterly earnings fell 70%.”

52. On February 7, 2012, Illumina filed its Recommendation Statement on Schedule 14D-9 (“Recommendation Statement”), recommending that Illumina stockholders reject the Proposed Transaction. The Recommendation Statement details the conflicts in the rejection of the Proposed Transaction, and also fails to disclose material information to Illumina stockholders necessary for them to make a fully-informed decision on whether to tender into this premium offer, or reject it.

53. As set forth in the Recommendation Statement, Illumina’s Board retained Goldman, Sachs & Co. (“GS”) to serve as the Board’s outside financial advisor. However, GS has a conflict in that in 2007, Illumina issued a convertible note to GS and another bank with a conversion price of $21.83 per share. Through a series of complicated derivative transactions and payments, the conversion price was increased to $31.44 per share. While the convertible notes have been converted, the derivative transactions have not, and would have a significant impact on payments. For example, if the Proposed Transaction at $44.50 per share were successful, Illumina would be required to pay GS $272.8 million for the cancellation of the warrants. Further, to hedge its risk in the derivative transactions, GS sold short approximately

10.2 million shares of Illumina which would cost GS $454 million if the Proposed Transaction were consummated. Despite this blatant conflict, the Board determined to retain GS and a second firm, Bank of America Merrill Lynch (“Merrill Lynch”).

54. Moreover, in connection with the Proposed Transaction, GS stands to reap 0.42% of any transaction, a fixed dollar amount of $17.7 million if Roche abandons its bid, and up to $2.3 million if Roche increases its offer but the transaction is not consummated.

55. The Recommendation Statement omits material information which is necessary for stockholders to have to make a decision to accept, or reject the Proposed Transaction, including:

a)	It fails to disclose, even in summary form, management’s projected financial information for the Company, while basing the Board’s recommendation to reject the Proposed Transaction on, inter alia, the offer being “blatantly opportunistic” and not reflecting Illumina’s “strong platform of new products and pipeline”;

b)	While the Board attributes the recent decline in Illumina’s stock price to a “softness” in research funding, there is no disclosure of how this “softness” has been corrected;

c)	There is no disclosure of any other strategic alternatives the Board considered when it promptly rejected the Proposed Transaction;

d)	While the Recommendation Statement repeatedly touts its “promising pipeline”, there is nothing other than products publicly disclosed that support such an assertion, including the stages at which any such products in testing or the efficacy level of the products;

e)	On December 14, 2011, January 15, 2012, January 17, 2012 and February 2, 2012, the Board reviewed the Company’s strategic plan but the Recommendation Statement fails to disclose the contents or the nature of any revisions;

f)	On January 5, 2012, the Board interviewed Merrill Lynch and a “second financial advisory firm” but fails to disclose the identity of the second firm;

g)	On January 17, 2012, the Board discussed, inter alia, other business opportunities but fails to disclose the nature and/or identities of the other opportunities; and

h)	On February 2, 2012 and February 7, 2012, Goldman Sachs and Merrill Lynch provided their respective financial analyses recommending that the Proposed Transaction be rejected, upon which the Board relied in making its recommendation, but the Registration Statements fails to disclose in even summary form these material financial analyses.

56. On February 27, 2012, Roche announced that it had extended its Tender Offer until March 23, 2012.

57. The Individual Defendants, by refusing Roche any due diligence and not engaging in negotiations, have deprived Roche of the information and opportunity to potentially increase its bid. Accordingly, the Individual Defendants’ stubborn refusal jeopardizes any chance that Illumina’s shareholders will have the opportunity to consider a higher per share price offered by Roche.

58. The Individual Defendants’ selfish refusal to negotiate deprives Illumina’s stockholders of the certainty of receiving a significant immediate cash premium versus waiting years for a recovery in the industry the Company serves and hoping that the gene sequencing niche will maintain or improve during that same period of time.

59. The Individual Defendants’ rejection of the Proposed Transaction ignores the low likelihood of a meaningful rebound for at least the next several years. The Company is facing a very uncertain future with looming federal research budget cuts sure to put enormous pressure on Company revenues. Their rejection also ignores that the economic recovery is slow, which implies a slow recovery in this sphere, thus, it would be in the best interest of Illumina shareholders to take advantage of the Proposed Transaction, or at least negotiate actively with Roche.

60. Rather than take advantage of Roche’s offer as a springboard to solicit and explore a higher, negotiated offer from Roche, or any other bidder, the Individual Defendants flatly rejected Roche’s offer without any meaningful effort to determine whether better or different terms could be obtained.

61. There is no reason for the Individual Defendants simply to rebuff Roche without any counter-proposal or offer to engage in negotiations. The Individual Defendants’ actions are unreasonable and transparently designed to entrench themselves and drive Roche away. The Individual Defendants’ continued unwillingness to consider an offer that could provide significant value to its shareholders is evidence of their violation of fiduciary duties.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

62. Plaintiff repeats and realleges each allegation set forth herein.

63. The Individual Defendants have violated fiduciary duties of care, loyalty and good faith owed to public shareholders of Illumina by rejecting all approaches by Roche and refusing to engage in any meaningful negotiations with Roche or seek any higher offer that could be achieved through negotiations.

64. Instead of engaging in discussions with Roche, the Individual Defendants, in breach of their fiduciary duties, improperly shut down any meaningful negotiation with Roche, adopted the Rights Plan, and all for the purpose of thwarting Roche’s indication of interest and entrenching themselves. These actions were unreasonable responses to the Proposed Transaction, undertaken in breach of the Individual Defendants’ fiduciary obligations and constitute a violation of the rights of Plaintiff and the Class.

65. The Individual Defendants are determined to ensure their positions at the expense of a value-maximizing transaction for Illumina’s shareholders in violation of their fiduciary duties.

66. The Individual Defendants have access to non-public information that Illumina stockholders do not have; while the Individual Defendants have rejected the Proposed Transaction, they have failed to provide this material information to Illumina stockholders so that stockholders can make a fully-informed decision on their investment.

67. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.

68. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

69. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in its favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Declaring that the Defendants have breached their fiduciary duties to Plaintiff and the Class by refusing to negotiate with Roche and adopting the defensive measures described herein;

C. Directing Defendants to disclose all material information to Illumina stockholders in a timely manner;

D. Directing the Defendants to consider and respond in good faith to acquisition offers that would maximize value to Plaintiff and the Class;

E. Permanently enjoining the Defendants from initiating any further defensive measures that may render the acquisition of the Company unduly burdensome or expensive for a potential acquirer.

F. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: February 27, 2012	FARUQI & FARUQI, LLP

	By:	/s/ James P. McEvillv, III
James P. McEvilly, III (Del. Bar No. 4807)
Kerrianne M. Goodwin (Del. Bar No. 5005)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612

Counsel for Plaintiff

OF COUNSEL

FARUQI & FARUQI, LLP

Juan E. Monteverde

Shane Rowley

369 Lexington Avenue, 10th Floor

New York, New York 10017

Tel: (212) 983-9330

Fax: (212) 983-9331

jmonteverde@faruqilaw.com

srowley@faruqilaw.com

SHEPHERD, FINKELMAN, MILLER & SHAH, LLP

Scott R. Shepherd

Eric L. Young

35 East State Street

Media, PA 19063

610/891-9880

610/891-9883 (fax)

sshepherd@sfmslaw.com

eyoung@sfmslaw.com

SHEPHERD, FINKELMAN, MILLER & SHAH, LLP

Karen Leser-Grenon

65 Main Street

Chester, CT 06412

860/526-1100

860/526-1120 (fax)

kleser@sfmslaw.com

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